SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15D-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of February, 2011
Commission File Number: 1-13368
POSCO
(Translation of registrant’s name into English)
POSCO Center, 892 Daechi 4-dong, Kangnam-gu, Seoul, Korea, 135-777
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form20-F ☑	Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-                     .]

SIGNATURES

POSCO is furnishing under cover of Form 6-K :
Exhibition 99.1 : Notice of Ordinary General Meeting of Shareholders

To Shareholders
Notice of the 43rd Ordinary General Meeting of Shareholders
     We hereby notify you that the 43rd Ordinary General Meeting of Shareholders will be held as follows in accordance with the Article 20 of the Articles of Incorporation (“AOI”).
[The figures provided in this material relate only to POSCO, and are not consolidated with those of its subsidiaries.]
1.	Date: February 25, 2011, 9:00 am

2.	Place: POSCO Center, 892, Daechi-4dong Gangnam-gu, Seoul, 135-777, Korea

3.	Agenda
Agenda 1 : Approval of Balance Sheet (Statements of Financial Position), Statements of Income, and Statements of Appropriation of Retained Earnings for the 43rd Fiscal Year

Balance Sheet (Statements of Financial Position)
As of December 31, 2010 and 2009
(Unit: Korean Thousand Won)

Description	2010	2009	Changes
(Asset)

I. Current Assets	13,008,707,415	12,918,063,757	90,643,658
1. Quick Assets	7,019,949,308	9,921,738,444	Δ2,901,789,136
1. Cash and cash equivalents	672,426,447	626,782,472	45,643,975
2. Short-term financial instruments	2,376,721,649	5,581,593,675	Δ3,204,872,026
3. Trading securities	182,207,924	505,810,900	Δ323,602,976
4. Current portion of available-for-sales securities	0	20,230,000	Δ20,230,000
5. Current portion of held-to-maturity securities	1,978,044	20,000,000	Δ18,021,956
6. Trade accounts and notes receivables	3,332,269,744	2,695,160,906	637,108,838
Allowance for doubtful accounts	Δ4,686,564	Δ11,252,312	6,565,748
7. Other accounts receivable	174,964,519	137,559,653	37,404,866
Allowance for doubtful accounts	Δ10,588,676	Δ10,618,021	29,345
8. Accrued income	28,888,019	49,986,803	Δ21,098,784
9. Prepayment	6,217,512	11,943,114	Δ5,725,602
10. Prepaid expenses	13,648,477	8,465,639	5,182,839
11. Deferred income tax assets	245,754,712	286,075,615	Δ40,320,903
12. Other quick assets	147,501	0	147,500
2. Inventories	5,988,758,107	2,996,325,313	2,992,432,794
1. Finished goods	698,219,197	344,192,189	354,027,008
Provision for valuation loss	Δ593,172	Δ691,044	97,872
2. By-products	5,541,852	4,281,160	1,260,692
3. Semi-finished goods	1,431,341,301	843,719,822	587,621,479
4. Raw materials	1,704,830,493	696,491,504	1,008,338,989
5. Fuel and materials	524,077,414	405,002,668	119,074,746
6. Materials— in-transit	1,624,765,227	702,807,428	921,957,799
7. Others	575,795	521,586	54,209

(Unit: Korean Thousand Won)

Description	2010	2009	Changes
II. Non-current Assets	35,181,537,666	27,074,701,228	8,106,836,438
1. Investments	16,125,045,639	10,212,391,248	5,912,654,391
1. Long-term financial instruments	40,400	40,400	0
2. Available-for-sales securities	5,011,710,632	4,522,920,625	488,790,007
3. Held-to-maturity securities	29,829,674	31,674,760	Δ1,845,086
4. Equity method accounted investments	11,034,515,244	5,633,218,152	5,401,297,092
5. Long-term loans receivable	48,983,978	24,554,499	24,429,479
Allowance for doubtful accounts	Δ34,289	Δ17,188	Δ17,101
2. Tangible Assets	18,547,857,357	16,645,593,558	1,902,263,799
1. Land	1,110,172,608	961,869,037	148,303,571
2. Buildings	4,686,429,193	3,946,866,724	739,562,469
Accumulated depreciation	Δ2,135,765,617	Δ1,948,356,832	Δ187,408,785
3. Structures	3,284,062,810	2,687,870,751	596,192,059
Accumulated depreciation	Δ1,339,861,242	Δ1,207,951,198	Δ131,910,044
4. Machinery and equipment	31,455,065,586	28,119,425,237	3,335,640,349
Accumulated depreciation	Δ21,272,258,263	Δ19,848,993,415	Δ1,423,264,848
5. Vehicle	182,136,501	172,312,389	9,824,112
Accumulated depreciation	Δ159,382,325	Δ155,509,732	Δ3,872,593
6. Tools	158,895,422	146,097,221	12,798,201
Accumulated depreciation	Δ131,088,005	Δ129,360,350	Δ1,727,655
7. Furniture and fixtures	208,772,181	183,806,707	24,965,474
Accumulated depreciation	Δ142,427,908	Δ133,749,293	Δ8,678,615
8. Capital lease assets	11,465,641	11,465,641	0
Accumulated depreciation	Δ2,547,920	Δ1,910,940	Δ636,980
9. Construction-in-progress	2,634,188,695	3,841,711,611	Δ1,207,522,916
3. Intangible Assets	172,642,997	151,828,810	20,814,187
1. Intellectual property rights	4,918,945	3,027,836	1,891,109
2. Port facilities usage rights	112,682,905	100,143,943	12,538,962
3. Other intangible assets	55,041,147	48,657,031	6,384,116
4. Other non-current assets	335,991,673	64,887,612	271,104,061
1. Long-term trade accounts and notes receivables	252,290	1,874,932	Δ1,622,642
Allowance for doubtful accounts	Δ228,608	Δ568,468	339,860
2. Guarantee deposits	2,212,836	1,770,624	442,212
3. Other investments	333,777,343	62,485,103	271,292,240
Allowance for doubtful accounts	Δ22,188	Δ674,579	652,391
Total Assets	48,190,245,081	39,992,764,985	8,197,480,096

(Unit: Korean Thousand Won)

Description	2010	2009	Changes
(Liabilities)

I. Current Liabilities	5,823,593,945	2,685,842,052	3,137,751,893
1. Trade accounts payables	1,310,876,710	739,746,242	571,130,468
2. Short-term borrowings	1,119,071,148	430,909,766	688,161,382
3. Income taxes payable	594,539,016	290,637,891	303,901,125
4. Dividends payable	5,568,570	5,143,235	425,335
5. Current portion of long-term debts	1,776,427,653	1,065,427	1,775,362,226
6. Other accounts payables	728,574,815	987,976,723	Δ259,401,908
7. Advances received	33,241,730	25,614,657	7,627,073
8. Withholdings	30,792,348	51,074,649	Δ20,282,301
9. Accrued expenses	209,490,165	145,484,273	64,005,892
10. Unearned revenue	4,181,850	2,011,898	2,169,952
11. Others	10,829,940	6,177,291	4,652,649

II. Long-term Liabilities	7,284,461,243	6,355,632,323	928,828,920
1. Debentures	5,872,258,386	5,649,689,819	222,568,567
Discount on debentures	Δ58,214,818	Δ64,916,655	6,701,837
Premium on redemption of debentures	11,137,585	10,067,258	1,070,327
2. Long-term borrowings	90,598,000	75,519,000	15,079,000
3. Foreign currency long-term borrowings	377,204,938	5,577,792	371,627,146
4. Bank loans	4,073,918	5,571,823	Δ1,497,905
5. Estimated severance benefits (net)	981,184,616	784,356,837	196,827,779
Transferred to National Pension Fund	Δ82,341	Δ82,341	0
Deposits for severance benefits trust	Δ689,079,659	Δ599,087,525	Δ89,992,134
6. Deferred income tax liabilities	648,183,357	400,276,621	247,906,736
7. Other long-term liabilities	47,197,261	88,659,694	Δ41,462,433
Total Liabilities	13,108,055,188	9,041,474,375	4,066,580,813

(Unit: Korean Thousand Won)

Description	2010	2009	Changes
(Shareholders’ Equity)

I. Capital Stock	482,403,125	482,403,125	0

II. Capital Surplus	4,421,191,425	4,404,068,992	17,122,433
1. Paid-in capital in excess of par value	463,825,293	463,825,293	0
2. Revaluation surplus	3,172,775,771	3,172,775,771	0
3. Other capital surplus	784,590,361	767,467,928	17,122,433

III. Capital Adjustments	Δ2,403,262,926	Δ2,403,262,926	0
1. Treasury stock	Δ2,403,262,926	Δ2,403,262,926	0

IV. Accumulated other comprehensive income	1,129,105,850	524,823,984	604,281,866
1. Gain on valuation of investment securities	851,238,863	651,464,860	199,774,003
2. Loss on valuation of investment securities	Δ500,295,498	Δ677,507,276	177,211,778
3. Capital changes of securities under equity method	926,262,876	654,433,260	271,829,616
4. Capital losses of securities under equity method	Δ148,100,391	Δ103,566,860	Δ44,533,531

V. Retained Earnings	31,452,752,419	27,943,257,435	3,509,494,984
1. Legal reserve	241,201,563	241,201,563	0
2. Voluntary reserve	27,000,027,641	24,407,023,733	2,593,003,908
3. Unappropriated retained earnings	4,211,523,215	3,295,032,139	916,491,076

Total Shareholders’ Equity	35,082,189,893	30,951,290,610	4,130,899,283

Total Liabilities and Shareholders’ Equity	48,190,245,081	39,992,764,985	8,197,480,096

Statements of Income
For the Years Ended December 31, 2010 and 2009
(Unit: Korean Thousand Won)

Description	2010	2009	Changes
I. Sales	32,582,036,641	26,953,944,911	5,628,091,730
1. Sales of finished goods	32,432,823,004	26,837,551,573	5,595,271,431
2. Other sales	149,213,637	116,393,338	32,820,299

II. Cost of Sales	26,018,331,413	22,574,304,260	3,444,027,153
1. Cost of finished goods	25,935,265,272	22,509,505,979	3,425,759,293
2. Other cost of sales	83,066,141	64,798,281	18,267,860

III. Gross Profit	6,563,705,228	4,379,640,651	2,184,064,577

IV. Selling and Administrative Expenses	1,516,659,157	1,231,642,350	285,016,807
1. Salaries and wages	148,969,183	94,600,039	54,369,144
2. Provision for severance benefits	38,709,288	5,831,030	32,878,258
3. Other employ benefits	55,255,176	78,527,288	Δ23,272,112
4. Travel	20,794,833	12,579,590	8,215,243
5. Communications	8,486,295	7,314,762	1,171,533
6. Utilities	1,210,233	454,584	755,649
7. Heating	450,180	515,388	Δ65,208
8. Taxes and public dues	4,476,878	4,379,119	97,759
9. Depreciation and amortization of tangible asset	16,529,649	14,703,922	1,825,727
10. Depreciation and amortization of intangible asset	15,570,651	16,094,019	Δ523,368
11. Rent	26,844,136	19,820,795	7,023,341
12. Repairs	13,050,564	10,535,628	2,514,936
13. Insurance	684,264	11,635,409	Δ10,951,145
14. Entertainment	5,084,418	3,558,942	1,525,476
15. Advertising	84,719,803	72,103,460	12,616,343
16. Research and development	94,241,467	53,947,161	40,294,306
17. Fees and charges	146,370,184	112,851,963	33,518,221
18. Prize	4,320,506	2,451,287	1,869,219
19. Supplies	7,444,978	4,146,602	3,298,376
20. Clothing	117,350	94,846	22,504

(Unit: Korean Thousand Won)

Description	2010	2009	Changes
21. Subscriptions and printing	3,076,771	2,665,158	411,613
22. Vehicles expenses	6,319,562	5,571,721	747,841
23. Membership fees	7,562,882	7,158,257	404,625
24. Training	21,743,708	12,087,994	9,655,714
25. Public affair expenses	7,010,288	5,901,434	1,108,854
26. Stock compensation expense	0	36,100,499	Δ36,100,499
27. Freight	702,391,170	556,657,591	145,733,579
28. Operating expenses for distribution center	8,685,743	9,189,268	Δ503,525
29. Sales commissions	49,635,430	53,627,016	Δ3,991,586
30. Sales advertising	1,545,743	345,943	1,199,800
31. Sales promotions	7,792,274	4,820,135	2,972,139
32. Samples	1,775,717	1,661,936	113,781
33. Sales insurance	11,969,692	590,557	11,379,135
34. Bad debt expenses	Δ6,625,985	8,860,621	Δ15,486,606
35. Others	446,126	258,386	187,740

V. Operating Income	5,047,046,071	3,147,998,301	1,899,047,770

VI. Non-operating Income	1,580,060,690	2,066,256,887	Δ486,196,197
1. Interest income	230,455,504	208,473,258	21,982,246
2. Dividend income	84,519,870	60,114,265	24,405,605
3. Gain on disposal of trading securities	15,372,613	21,102,741	Δ5,730,128
4. Gain on valuation of trading securities	1,882,189	5,810,900	Δ3,928,711
5. Gain on foreign currency transactions	438,917,892	649,733,054	Δ210,815,162
6. Gain on foreign currency translation	85,053,786	422,224,980	Δ337,171,194
7. Equity in earnings of equity method accounted investments	612,931,828	585,436,084	27,495,744
8. Gain on disposal of investments	1,221,669	8,939,023	Δ7,717,354
9. Gain on disposal of property, plant and equipment	24,598,655	21,273,569	3,325,086
10. Gain on derivatives transactions	26,737,224	33,457,872	Δ6,720,648
11. Gain on valuation of derivatives	1,248,353	7,065,344	Δ5,816,991
12. Reversal of allowance for doubtful accounts	0	416,788	Δ416,788
13. Gain on disposal of other non-current assets	367,555	1,892,841	Δ1,525,286
14. Miscellaneous income	56,753,551	40,316,168	16,437,383

(Unit: Korean Thousand Won, except per share amounts)

Description	2010	2009	Changes
VII. Non-operation Expenses	1,476,994,788	1,631,730,935	Δ154,736,147
1. Interest expense	318,638,264	288,574,632	30,063,632
2. Other bad debt expenses	Δ664,635	20,654	Δ685,289
3. Loss on foreign currency transactions	437,815,222	722,955,973	Δ285,140,751
4. Loss on foreign currency translation	259,050,760	15,405,550	243,645,210
5. Donations	59,647,291	106,410,365	Δ46,763,074
6. Equity in losses of equity method accounted investments	275,224,463	235,406,940	39,817,523
7. Loss on impairment of investments	0	131,125,999	Δ131,125,999
8. Loss on disposal of investments	530,036	13,163	516,873
9. Loss on disposal of property, plant and equipment	92,209,253	73,822,162	18,387,091
10. Loss on derivatives transactions	0	19,280,928	Δ19,280,928
11. Loss on disposal of accounts and notes receivables	3,199,365	5,458,389	Δ2,259,024
12. Loss on disposal of other non-current assets	30,367	270,549	Δ240,182
13. Others	31,314,402	32,985,631	Δ1,671,229

VIII. Income Before Income Taxes	5,150,111,973	3,582,524,253	1,567,587,720

IX. Income Tax Expense	947,321,087	410,260,752	537,060,335

X. Net Income	4,202,790,886	3,172,263,501	1,030,527,385

XI. Basic earnings per share (in Korean won)	(54,558)	(41,380)	(13,178)

Statements of Appropriation of Retained Earnings
For the Year Ended December 31, 2010 and 2009
(Unit: Korean Thousand Won)

Description	2010	2009	Changes
I. Retained Earnings Before Appropriations	4,211,523,215	3,295,032,139	916,491,076
1. Unappropriated retained earnings carried over from prior year	201,314,525	237,623,512	Δ36,308,987
2. Interim dividends	Δ192,582,196	Δ114,854,874	Δ77,727,322
a. Cash dividends	Δ192,582,196	Δ114,854,874	Δ77,727,322
Dividend (ratio) per share
\2,500 (50%) in 2010
\1,500 (30%) in 2009
3. Net income	4,202,790,886	3,172,263,501	1,030,527,385

II. Transfer From Voluntary Reserves	195,000,000	391,666,667	Δ196,666,667
1. Reserve for research and development	195,000,000	391,666,667	Δ196,666,667

Total	4,406,523,215	3,686,698,806	719,824,409

III. Appropriations of Retained Earnings	4,158,845,219	3,485,384,281	673,460,938
1. Dividends	577,746,585	500,713,707	77,032,878
a. Cash dividends	577,746,585	500,713,707	77,032,878
\7,500 (150%) in 2010
\6,500 (130%) in 2009
2. Reserve for research and development	400,000,000	800,000,000	Δ400,000,000
3. Reserve for business expansion	2,950,000,000	2,000,000,000	950,000,000
4. Reserve for dividend equalization	231,098,634	184,670,574	46,428,060

IV. Unappropriated Retained Earnings Carried Forward to Subsequent Year	247,677,996	201,314,525	46,363,471

Agenda 2: Partial Amendments to Articles of Incorporation

Existing Article	Amendment	Remark
Article 4. Notices
Public notices by the Company shall be given, when necessary, by inserting them in the Seoul Shinmun, the Maeil Shinmun and the Kwangju Ilbo, daily newspapers published in Seoul, Daegu Metropolitan City and Kwangju Metropolitan City, respectively.
Article 4. Notices
	Public notices by the Company shall be disclosed on the website of the Company(http://www.posco.com). When such online disclosure is made impracticable due to online system error or any other electronic technical failure, public notices by the Company shall be disclosed in the Seoul Shinmun, the Maeil Shinmun and the Kwangju Ilbo, daily newspapers published in Seoul, Daegu Metropolitan City and Kwangju Metropolitan City, respectively.	Reflection of amended Commercial Law, Online Disclosure

(Incorporation)	Article 2 of 13. Register of Shareholders by Electronic Means In accordance with the Commercial Code, the Company may make entries in the Register of Shareholders by electronic means.	Reflection of amended Commercial Law, Register of Shareholders by Electronic Means

Article 15. Suspension of Alterations of Entries in the Register of Shareholders	Article 15. Record Date and Suspension of Alterations of Entries in the Register of Shareholders

(1) The Company shall suspend entries of alterations, registration or cancellation of pledges over shares and indication of trust assets and cancellation thereof in the Register of Shareholders of a period commencing on January 1 and ending on January 15 of each year.
(1) The Company shall suspend entries of alterations, registration or cancellation of pledges over shares and indication of trust assets and cancellation thereof in the Register of Shareholders of a period commencing on January 1 and ending on January 15 of each year.

(2) The Company may, by resolution of the Board of Directors or by resolution of a committee as authorized by the Board of Directors, suspend the entry of a change as to the matters contained in the Register of Shareholders for a specified period of time or set a record date when deemed necessary and for the purpose of convening an Extraordinary General Meeting of Shareholders; provided, however, that the period of suspension shall not exceed three (3) months and two (2) weeks prior notice of suspension or fixing of a record date has been given to the shareholders. The Board of Directors or such authorized committee may, when deemed necessary, both suspend the entry of a change in the Register of Shareholders and set a record date.
(2) The record date of the Register of Shareholders shall be December 31 of each year, and such shareholders listed on the Register of Shareholders as of the record date shall be entitled to exercise their rights thereof at the General Meetings of Shareholders.

	(3) The Company may, by resolution of the Board of Directors or by resolution of a committee as authorized by the Board of Directors, suspend the entry of a change as to the matters contained in the Register of Shareholders for a specified period of time or set a record date when deemed necessary and for the purpose of convening an Extraordinary General Meeting of Shareholders; provided, however, that the period of suspension shall not exceed three (3) months and two (2) weeks prior notice of suspension or fixing of a record date has been given to the shareholders. The Board of Directors or such authorized committee may, when deemed necessary, both suspend the entry of a change in the Register of Shareholders and set a record date.	Record Date of the Register of Shareholders

ADDENDA (February 25, 2011) The amended Articles of Incorporation shall be effective from the date on which they are approved by the resolution at the Ordinary General Meeting of Shareholders for the 43rd fiscal year.

Agenda 3: Election of the Directors
     3-1 : Election of Outside Directors
     [Description of the Proposal]
Pursuant to Article 382 of the Korean Commercial Act and Article 28 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders appoint Outside Directors of the Company.
☐     Number of Outside Directors to be Elected : 3 Directors
☐     Candidates

Transactions
	Date of Birth		with POSCO	Relationships
	Recommended	Major	over the last	with largest
Name	By	Experience	three years	shareholders	Term
Nam, Yong	Mar. 16, 1948 Director Candidate Recommendation Committee	Vice Chairman & CEO, LG Electronics (Present) President of Strategic Business Initiatives, LG Corp. President & CEO, LG Telecom, Ltd	None	None	2yr

Byun, Dae-Gyu	Mar. 8, 1960 Director Candidate Recommendation Committee	Chairman & CEO, Humax Co., Ltd (Present) Member of National Science & Technology Council Full member of the Nat’l Academy of Engineering of Korea	None	None	2yr

Park, Sang-Kil	Nov. 10, 1953 Director Candidate Recommendation Committee	Lawyer, Kim & Chang (Present) Prosecuter General, Daejeon High Prosecutor’s Office Prosecuter General, Busan High Prosecutor’s Office	None	None	2yr

3-2 : Election of Audit Committee Members
     [Description of the Proposal]
Pursuant to Article 415-2, 542-11 and 542-12 of the Korean Commercial Act and Article 48 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders appoint Audit Committee members of the Company.
☐ Number of Audit Committee Members to be Elected : 2 Members
☐ Candidates

Transactions
	Date of Birth		with POSCO	Relationships
	Recommended	Major	over the last	with largest
Name	By	Experience	three years	shareholders	Term
Kim, Byung-Ki	Jun. 26, 1950 Director Candidate Recommendation Committee	Visiting Professor, Technology Management Economics and Policy Graduate Program, Seoul Nat’l University (Present)
President, Samsung Economic Research Institute
		Deputy Minister, Planning and Management Office, Ministry of Finance and Economy	None	None	1yr

Park, Sang-Kil	Nov. 10, 1953 Director Candidate Recommendation Committee	Lawyer, Kim & Chang (Present) Prosecuter General, Daejeon High Prosecutor’s Office Prosecuter General, Busan High Prosecutor’s Office	None	None	2yr

3-3 : Election of Inside Director
     [Description of the Proposal]
Pursuant to Article 382 of the Korean Commercial Act and Article 28 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders appoint Inside Director of the Company.
☐ Number of Inside Director to be Elected: 1 Director
☐ Candidates

Transactions
	Date of Birth		with POSCO	Relationships
	Recommended	Major	over the last	with largest
Name	By	Experience	three years	shareholders	Term
Choi, Jong-Tae	Sep. 20, 1949 Board of Directors	President and Representative Director, POSCO (Present) Senior Executive Vice President, POSCO Executive Vice President, POSCO	None	None	1yr

Agenda 4: Approval of Limits of Total Remuneration for Directors
     [Description of the Proposal]
Pursuant to Article 388 of the Korean Commercial Act and Article 36 of the Company’s Articles of Incorporation, we request that the Ordinary General Meeting of Shareholders approve Limits of the Total Remuneration for Directors in the 43rd fiscal year.
☐ The Limit (to be approved) of the Total Remuneration in the 44th fiscal year:
KRW 7.0 billion
☐ The Limit (approved) of the Total Remuneration in the 43rd fiscal year:
KRW 7.0 billion

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POSCO (Registrant)

Date : February 1, 2011	By	/s/ Choi, Jong-Tae (Signature)*
Name: Choi, Jong-Tae
Title: President

*  Print the name and title under the signature of the signing officer.